                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                             MERCURY AIR GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   589354109
                                 (CUSIP Number)


                               December 31, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No. 589354109                    13G                     Page 2 of 5 Pages



1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

             HEARTLAND ADVISORS, INC.

             #39-1078128

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a) [ ]
                                            (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

             WISCONSIN, U.S.A.

      NUMBER OF      5. SOLE VOTING POWER
       SHARES
    BENEFICIALLY          50,604
      OWNED BY
        EACH         6. SHARED VOTING POWER
      REPORTING      None
       PERSON
        WITH
                     7. SOLE DISPOSITIVE POWER

                          453,088

                     8. SHARED DISPOSITIVE POWER
                     None


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      453,088

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.9%

12.  TYPE OF REPORTING PERSON

               IA

CUSIP NUMBER 589354109                       Page 3 Of 5 Pages

Item 1.
     (a) Name of Issuer: Mercury Air Group, Inc.
         --------------


     (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
           5456 McConnell Avenue
           Los Angeles, CA 90066

Item 2.
     (a) Name of Person Filing: Heartland Advisors, Inc.
         ---------------------


     (b) Address of Principal Business Office:
         ------------------------------------
                 Heartland Advisors, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI 53202


     (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
         -----------

     (d) Title of Class of Securities: Common Stock
         ----------------------------

     (e)  CUSIP Number: 589354109
          ------------

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or
        -------------------------------------------------------------
         240.13d-2(b) or (c), check whether the person filing is a:
         ----------------------------------------------------------

  (a)_____ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

  (b)_____  Bank as defined in Section 3(a)(6) of
            the Act (15 U.S.C. 78c).

  (c)_____ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c).

  (d)_____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)  X    An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);
     -----

  (f)_____  An employee benefit plan or endowment fund in accordance with
            (S)240.13d-1(b)(1)(ii)(F).

  (g)_____  A parent holding company or control person in accordance with
            (S)240.13d-1(b)(ii)(G);

  (h)_____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813;

  (I)_____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)_____  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to (S)240.13d-1(c), check this box [ ].

Item 4. Ownership.
        ---------

     (a) Amount beneficially owned:
         --------------------------
         453,088 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc., including 12,338 shares of common stock resulting from the assumed conversion of $90,000 of 7.75% Convertible Bonds due 2/1/06.

     (b) Percent of Class:
         -----------------
         6.9%

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        -------

         The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
---------------------------------------------------------

         Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

         Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

         Not Applicable.

Item 10.  Certification.
          -------------

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 28, 1999

                      HEARTLAND ADVISORS, INC.

                      By:   PATRICK J. RETZER
                             Patrick J. Retzer
                             Senior Vice President